Contact

www.linkedin.com/in/saarahassoun
(LinkedIn)

Top Skills

Operations Management
Player Experience
Resource Management

Languages

English
Spanish

Certifications

Excel Essential Training (Office 365/ Microsoft 365)
Project Management Professional

Honors-Awards

USC Dean's List
USC Global Leadership Program
Alpha Lambda Delta Honor Society
Omega Psi
USC Panhellenic Most Outstanding Freshman Award

Saara Hassoun

Team President | Athlete wellbeing researcher & strategist | Minnesota Aurora FC
Greater Minneapolis-St. Paul Area

Experience

Minnesota Aurora FC
1 year 1 month

President
October 2025 - Present (7 months)

Chief of Staff
April 2025 - October 2025 (7 months)

NJ/NY Gotham FC
Chief of Staff
April 2023 - January 2025 (1 year 10 months)

Manage and oversee the daily business operations of the soccer staff, working closely with department heads and staff to support the day-to-day activity of Gotham FC. Lead the team to be efficient, productive, and effective.

Build a highly inclusive culture that ensures team members can thrive and that organizational goals are met. Ensure athletes and staff are well cared for, championing a balance of high performance and rest in order to maintain excellence in work while avoiding burnout and driving satisfaction. Ensure effective recruiting, onboarding, professional development, performance management, and retention of soccer staff.

Build and maintain trusting relationships with technical staff, operations staff, players, and front office, and between business and soccer sides of Gotham FC, enhancing efficiency, mutual understanding, and reducing silos.

Drive the approach to promote an engaging, inclusive, and safe soccer environment, educating Gotham FC on processes, procedures, and guidelines for safeguarding standards. Develop and maintain up-to-date safeguarding knowledge and skills through regular training and professional development.

HT Sports Consulting
CEO, Co-Founder

September 2022 - December 2024 (2 years 4 months)

HTSC is a consulting firm with a mission to elevate athlete wellbeing through data-driven insights and athlete-first methodologies. We partner with organizations to provide strategic advising and conduct surveys and qualitative research studies that result in high-quality reporting that drives actionable change and enhances athlete wellbeing. Our goal is to give organizations the information they need to identify areas of investment to put their athletes at the forefront of their work, and to build trust between athletes and the organizations who support them.

Guidehouse

2 years 8 months

Senior Resource Management Associate

September 2022 - April 2023 (8 months)

Austin, Texas, United States

Design and implement programs that support internal mobility and alignment to long-term career objectives for employees, balanced with objectives of our client service delivery teams

Support development of policies, procedures, and guidelines around resource management

Proactively build strong relationships with segment leadership, understanding segment growth goals, service offerings, products, and delivery methodologies

Senior Consultant

February 2022 - September 2022 (8 months)

Create and maintain annual engagement budget, use data analytics to drive decision-making and escalate operational risks and opportunities to executives to shape short- and long-term resource planning and indirect cost strategies.

Support change management workstream for large-scale technological migration, work with different team members to design and implement comprehensive communications strategies to solve business problems and address a range of perspectives and requirements. Identify themes and insights around communications needs to inform strategic decisions and future planning.

Support subcontracts & procurements workstreams. Utilize stakeholder management skills to develop effective working relationships with a diverse set of internal and external partners to ensure client objectives for software, hardware, and professional services are satisfied.

Consultant
September 2020 - February 2022 (1 year 6 months)

Intellectual Inspiration
Project Manager
2019 - July 2020 (1 year)

Effectively communicated project scope, schedule, and budget with both customers and contractors for international mentorship program and kick-off conference.
Created and implemented contingency plan for conference as a result of impending COVID-19 travel restrictions, including strategies for effectively digitizing both the conference and the mentorship program.

Tri Delta
Chapter Development Consultant
2018 - 2019 (1 year)

Traveled full-time and coordinated logistical details of visits to consult with chapter officers, advisors, volunteers, and university administrators to rapidly assess, identify needs, and recommend goals for operational efficiency.
Utilized interpersonal and communication skills to form relationships and blend diverse perspectives, experiences, and goals into successful outcomes for branches.
Analyzed budgets ranging from $15k-$750k to ensure allocation and utilization of funds align with branch needs.
Developed, conducted, and facilitated workshops and training sessions for collegiate women.

USC Omega Psi
President
2017 - 2018 (1 year)

Established USC chapter, oversaw operations, developed organizational structure, and recruited executive board and members.

Dornsife Office of Advising and Student Services
Lead Advising Intern
2015 - 2018 (3 years)

Trained new interns on software implementation and customer service. Served as liaison between Director and interns. Scheduled student appointments, managed office presentation, and worked on special projects for advisers. Promoted to Lead Intern in 2017.

St. Jude Children's Research Hospital - ALSAC
Academic Intern
May 2017 - August 2017 (4 months)
Greater Memphis Area

Assisted in organizing and executing two conferences for over 500 collegiate fundraisers; re-vamped and created new education materials for collegiate fundraisers; created weekly reports for fundraising partners; managed stewardship of multiple partners; participated in intern diversity and inclusion conversations with CEO; pitched innovative fundraising concept as a part of the Intern Innovation Project to 10 members of Executive Leadership Team and chosen as winner out of 19 teams.

Tri Delta
Vice President
2016 - 2017 (1 year)
Los Angeles, CA

Project management, event planning, budget management, task delegation, group and individual instruction. Led Membership team in all aspects related to recruitment, new member education, and retention. Managed significant budget and selected new member class of 73 from 1,200 potential new members; successfully re-organized teaching week to accommodate loss of 50 hours of instruction time.

Duke University Talent Identification Program
Instructional Counselor
June 2016 - July 2016 (2 months)

Instructional Counselor for the Human Rights and Constitutional Law classes. Facilitated classroom discussions, group activities, field trips, projects, presentations, and individual students questions; planned and supervised residential activities.

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Education

University of Cambridge
Master's degree, Innovation, Strategy, and Organisation

Harvard University

Global Sports Fellow, Sports

University of Southern California

Bachelor's degree, Cognitive Science